Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for the periods presented:

(Amounts in thousands of Canadian dollar)

	Predecessor								Successor
	Year ended December 31,						January 1 to December 12		December 13 to December 31		Year ended December 31,
	2005		2006		2007		2008		2008		2009

Earnings

Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$47,715		$99,334		$96,162		$86,517		$6,010		$(75,598)
Loss (income) from associates	—		99		(55)		336		21		54
Fixed charges	8,029		10,872		12,050		12,443		3,588		86,119

Total earnings	$55,744		$110,305		$108,157		$99,296		$9,619		$10,575

Fixed Charges

Interest expense	$5,260		$7,545		$8,266		$8,335		$3,431		$80,858
Portion of rent expense representative of an interest factor	2,769		3,327		3,784		4,108		157		5,251

Total fixed charges	$8,029		$10,872		$12,050		$12,443		$3,588		$86,119

Ratio/deficit of earnings to fixed charges (1)(2)	6.9	x	10.1	x	9.0	x	8.0	x	2.7	x	$(75,544)

(1)                               The ratio has been computed in accordance with Canadian GAAP and the differences under U.S. GAAP are not material.  For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and before adjustment for income / loss from associates plus fixed charges.  Fixed charges consist of interest expense, including the interest element of operating leases, which is calculated as one-third of the related lease charge, which management believes is a reasonable approximation of the interest factor.

(2)                               Where the earnings are not sufficient and the ratio is less than 1.0x, the amount of the deficiency is disclosed, which represents the amount of earnings required to attain a ratio of 1.0x.